PRESS  RELEASE

•

Canadian Zinc Buys Back $8,200,000 Royalty

For immediate release – Toronto – February 2, 2004.

Canadian Zinc Corporation (“TSX-CZN”) announces that it has  entered into an agreement with Titan Logix Corp. (“TSXV -TLA”) to purchase Titan’s 2% Net Smelter Royalty Interest (“NSR”) in the Prairie Mine Property located in the Northwest Territories.

Under an agreement dated March 31, 1993 the Company acquired its interest in the Prairie Creek property subject to a 2% NSR in favour of Titan.  The acquisition included a 60% interest in the physical assets, plant and equipment located on the property together with an option to acquire the remaining 40% interest.  Under the 1993 Agreement one half of the 40% interest in the assets was to be transferred to the Company when NSR payments totaled $3,200,000 and the remaining half was to be transferred when additional NSR payments totaled $5,000,000, whereupon the NSR was to be terminated.

Under the Agreement with Titan announced today Canadian Zinc has acquired, effective immediately, the outstanding 40% interest in the physical plant and equipment, including the mills, concentrator and mining equipment, which it did not already own and has repurchased the 2% NSR royalty of  $8,200,000.

The consideration for the acquisition is the issue by Canadian Zinc to Titan of 300,000 common shares together with share purchase warrants entitling the holder to purchase 250,000 additional common shares at an exercise price of $1.25 per share for a period of eighteen months, all subject to regulatory approval.

Commenting on the transaction Company Chairman John Kearney stated:  “This Agreement increases the Company’s interest in the physical plant and equipment  at Prairie Creek from 60% to 100% and eliminates the 2% NSR Royalty which had a face value of $8,200,000.”    The plant and equipment was originally installed at Prairie Creek in the early 1980s, financed by companies associated with the Hunt Brothers.  It is believed that approximately $55 million was expended by the Hunts to earn a 40% interest in the project.   “This transaction is a good opportunity to clean up and consolidate the Company’s ownership of the Prairie Creek Project and eliminate the 2% NSR Royalty and represents a further step in the ongoing program for the development and the reopening of the Prairie Creek mine.”

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a substantial mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344 E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com	Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001